# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BuzzFeed, Inc., CIK 0001828972
CUSIP: 12430A300
Title of class of securities: BuzzFeed, Inc., Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 229 WEST 43RD STREET, 10TH FLOOR, 229 WEST 43RD STREET, 10TH FLOOR, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 06/20/2024
Amends the filing with accession number 0002007997-24-000008
Filed by CIK 0001635075
Persons authorized to receive notices and communications: Vivek Ramaswamy, c/o Steve Roberts, Holtzman Vogel PLLC, 2300 N Street NW, Suite 643, Washington, District Of Columbia (DC), 20037, 2027378808

## Reporting persons
- Ramaswamy Vivek (CIK 0001635075): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,129,797; sole dispositive power 3,129,797; aggregate amount beneficially owned 3,129,797 (8.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: BuzzFeed, Inc., Class A Common Stock, par value $0.0001
Name of issuer: BuzzFeed, Inc.
Address of issuer's principal executive offices: 229 WEST 43RD STREET, 10TH FLOOR, 229 WEST 43RD STREET, 10TH FLOOR, NEW YORK, New York (NY), 10036
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed by the undersigned on May 21, 2024 (the "Original Schedule 13D") as amended on May 29, 2024, which amendment was resubmitted on May 30, 2024. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the shares of Class A Common Stock (and options and warrants to purchase Class A Common Stock) reported herein was approximately $5,273,898.33. Such securities were acquired with personal funds of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 26, 2024, the Reporting Person submitted a letter (the "May 26 Letter") to the Issuer's Board of Directors (the "Board"), attached to Amendment No. 1 to this Schedule 13D as an Exhibit and incorporated by reference herein.

The Reporting Person has had, and intends to continue to have, discussions with management and the Board regarding the matters set forth in the May 26th letter, including discussions with certain of, and regarding, three potential new board members, Chris Balfe, Patrick Bet-David, and Clay Travis.

The Reporting Person believes the securities of the Issuer are undervalued and represent an attractive investment opportunity. The Reporting Person has had and will continue to seek to engage in a dialogue with the Board and/or management about numerous operational and strategic opportunities to maximize shareholder value, including a shift in the Company's strategy. The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, the matters set forth above and potential changes in the Issuer's operations, management, organizational documents, Board composition, ownership, capital or corporate structure, sale transactions, dividend policy, and strategy and plans.

The Reporting Person intends to communicate with the Issuer's management and Board about, and may enter into negotiations with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders, holders of the issuer's debt or other third parties, including potential acquirers, service providers, and financing sources regarding the Issuer. In this regard, the Reporting Person has had, and intends to continue to have, discussions with holders of the Issuer's unsecured convertible notes due 2026 (the "Notes") regarding the Notes and the Issuer's capital structure and other matters relevant to the Issuer. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may change its intentions with respect to any and all matters referred to in this Item 4. It may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions. The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Class A Common Stock and/or other equity, debt, the Notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Class A Common Stock without affecting their beneficial ownership of the Class A Common Stock. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented with the addition of the following:

Trade Date Shares Purchased Price Range ($)
6/6/2024 10,000 2.61
6/7/2024 80,576 2.49
6/10/2024 14,407 2.36
6/11/2024 1,733 2.32
6/14/2024 50,000 2.30
6/17/2024 18,687 2.18
6/18/2024 400 2.13
6/20/2024 40,000 2.00

## Signatures
- Ramaswamy Vivek: Vivek Ramaswamy, Vivek Ramaswamy (06/24/2024)